January 4, 2006



Room 4561

Gary L. Williams
Vice President of Finance and Chief Financial Officer
Focus Enhancements, Inc.
1370 Dell Avenue
Campbell, California 95008


Re:	Focus Enhancements, Inc.
	Registration Statement on Form S-3
	Filed December 8, 2005
	File No. 333-130217

Dear Mr. Williams:

	This is to advise you that we have limited our review of the above-referenced filings to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Plan of Distribution, page 12
1. You indicate that the selling stockholders may engage in short sales. Please confirm that that you and the selling stockholders are aware of our position on short sales. See interpretation A.65 of the
July 1997 Publicly Available Telephone Interpretation Manual.
2. Please confirm that Mr. Ainbinder, in his individual capacity, is not a registered broker-dealer.

Where You Can Find More Information, page 22
3. Please note we no longer maintain public reference rooms in New York or Chicago.

Legal Opinion
4. We note the statement "[t]his opinion is given as of the effective date of the Registration Statement..." However, this statement appears inconsistent with the specific opinion date of December 8, 2005. Please advise.
5. We note the statement that the opinion, which is directed to the
Board of Directors, is "solely for your benefit and may not be relied upon by any another person." This statement appears to be an inappropriate disclaimer since potential investors are entitled to rely on your opinion. Please revise.

* * * * *

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3730.

							Sincerely,


							Barbara C. Jacobs
						Assistant Director


cc: 	Jerrold F. Petruzzelli, Esq. and Craig D. Miller, Esq.
	Manatt Phelps & Phillips LLP
	1001 Page Mill Road, Building 2
	Palo Alto, CA 94304
	Facsimile: (650) 213-0260
??

??

??

??

Gary L. Williams
Focus Enhancements, Inc.
January 4, 2006
Page 3